EXHIBIT 99.1

Danaos Corporation Announces Comprehensive Debt Refinancing Agreement

ATHENS, GREECE — June  20, 2018 - Danaos Corporation (the “Company” or “Danaos”) (NYSE: DAC) a leading international owner of containerships, is pleased to announce that it has reached an agreement with certain of its lenders currently holding approximately $2.2 billion of debt maturing on December 31, 2018, that will significantly strengthen the Company’s capital structure and result in a debt reduction of approximately $551 million.

Pursuant to a comprehensive debt re-financing agreement (“RA”) with certain of its lenders, as well as Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), its largest stockholder, and its manager, Danaos Shipping Co. Ltd., the Company will strengthen its financial position through a significant debt reduction, resetting of financial and certain other covenants in credit facilities, modified interest rates and amortization profiles and an extension of existing debt maturities by approximately five years to December 31, 2023. The closing of the transaction is subject to definitive documentation and certain closing conditions and commitments by the Company and DIL.

Danaos’ CEO Dr. John Coustas commented:

“This comprehensive debt re-financing agreement is the culmination of a lengthy negotiation process we have undertaken with our lenders to position Danaos for long-term success. I would like to thank all of our lenders for their support, as well as our financial and legal advisors for their assistance. The Danaos management team looks forward to the completion of this transaction and moving forward as a stronger company.”

“Danaos continues to be a leader in the container shipping industry as a result of our intense focus on continuously enhancing our operations and leveraging technical innovation to provide the highest quality service to our customers. Our industry has undergone significant changes during the past few years, and with the improved capital structure contemplated by this agreement, we will be well positioned to take advantage of the growth opportunities in the container sector.”

In connection with this debt refinancing, the Company will issue 99,342,271 new shares of Danaos common stock to certain of the Company’s lenders, which will represent 47.5% of the Company’s outstanding common stock after giving effect to such issuance and will dilute existing shareholders ratably.

DIL has made various financial and operational commitments as part of the contemplated refinancing transactions, including a commitment to make a further capital contribution to the Company at completion for which it will receive no additional shares. Danaos Investment Limited, will remain the Company’s largest stockholder following completion of the transaction.

The transactions contemplated by the RA, which are subject to final documentation and other conditions, are expected to be consummated by July 31, 2018.

The RA and the transactions contemplated thereby were approved by the Company’s Board of Directors, upon the recommendation of an independent committee comprised solely of independent and disinterested members of the Company’s Board of Directors, which was advised by an independent financial advisor and independent counsel.

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The information contained in this press release is for informational purposes only and does not constitute an offer to buy, nor a solicitation of an offer to sell, any securities of the Company, nor does it constitute a solicitation of approval from any persons with respect to the transactions contemplated by the RA or described above.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the RA and transactions contemplated thereby, the expected timing of completion of the transactions contemplated by the RA, the expected benefits of the transactions contemplated by the RA, including the expectation that such transaction will position Danaos for long term success and enable it to move forward as a stronger company, growth opportunities in the container sector and other statements that are forward looking. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of proposed refinancing transactions contemplated by the RA; the risk that conditions to completion of the transactions contemplated by the RA may not be met; the risk that we may not complete the restructuring transactions within the expected timing; Danaos’ ability to achieve long-term success and remain an industry leader following the refinancing transactions; the actions that Danaos may take in the event the RA is terminated, occurrence of any event, change, or other circumstance that could give rise to the termination of the RA; the effects of actions taken by NYSE against the Company during the pendency of the re-financing; the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

About Danaos Corporation

Danaos Corporation’s fleet of 59 containerships aggregating 352,600 TEUs, including four vessels owned by Gemini Shipholdings Corporation, a joint venture, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity.

For further information please contact:

Company Contact:

Evangelos Chatzis Chief Financial Officer Danaos Corporation Athens, Greece Tel: +30 210 419 6480 E-Mail: cfo@danaos.com	Iraklis Prokopakis Senior Vice President & Chief Operating Officer Danaos Corporation Athens, Greece Tel. +30 210 419 6400 E-Mail: coo@danaos.com

Investor Relations and Financial Media:

Rose & Company
New York
Tel. 212-359-2228
E-Mail: danaos@rosecoglobal.com